

Mail Stop 4720

August 7, 2015

Stephen Irlbeck
Chief Financial Officer
Western Capital Resources, Inc.
11550 I Street, Suite 150
Omaha, Nebraska 68137

> **Re: Western Capital Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 000-52015**

Dear Mr. Irlbeck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm, page F-1

1. We note that KLJ & Associates, LLP indicated in their audit report that they did not audit the financial statements of a subsidiary which were audited by other auditors and that their opinion, insofar as it relates to the amounts included for that subsidiary, is based solely on the reports of the other auditors. As noted in Rule 2-05 of Regulation S-X, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditors shall be filed. Accordingly, please amend your December 31, 2014 Form 10-K to include the other auditors' reports.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation, Nature of Business and Summary of Significant Accounting Policies
Receivables and Loss Allowance – Consumer Finance, F-7

2. We note your accounting policy is to charge off consumer finance loans after 180 days due to the fact that collections have not been significant after that date. We further note your disclosure on page F-11 that write-offs of payday loans have historically tracked at the following percentages: 1 to 30 days – 42%; 31 to 60 days – 65%; 61 to 90 days – 83%; 91-120 days – 88%; and 121 to 180 days – 91%. Given the noted write-offs starting at 1 to 30 days, please tell us the following:
   a. how you determined that it was appropriate to wait until 180 days past due to charge off any consumer finance loan;
   b. the triggering events or other facts and circumstances that impact your decision to charge-off a loan, or a portion of a loan, as compared to recording a general reserve; and
   c. the accounting guidance under GAAP you relied upon to form your accounting policy for loan charge-offs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephen Kim at 202-551-3291 or me at 202-551-3321 with any questions.

Sincerely,

/s/ David Irving

David Irving
Senior Staff Accountant
Office of Financial Services I